Exhibit 99.1

Press release

Sanofi breaks ground on new state-of-the-art insulin manufacturing facility in Germany

Paris and Frankfurt, October 19, 2026. Sanofi today broke ground on a new state-of-the-art insulin manufacturing facility at its BioCampus in Frankfurt, Germany. The new facility will bring a new generation of insulin production to one of Sanofi’s largest integrated research and manufacturing sites, strengthening Sanofi’s long-term ability to provide a reliable supply of insulin to millions of people living with diabetes around the world.

Prime Minister of the State of Hesse Boris Rhein and Mayor of Frankfurt Mike Josef joined Belén Garijo, Chief Executive Officer of Sanofi, Brendan O’Callaghan, Sanofi Executive Vice President, Manufacturing & Supply and Chairman of the Supervisory Board of Sanofi in Germany, and Madeleine Roach, Country President of Sanofi in Germany, at today’s groundbreaking ceremony.

“Millions of people around the world rely on insulin every day, and our commitment to them is for the long term. With this new facility, we are investing in the next generation of insulin manufacturing in Europe, building on more than a century of expertise and a strong industrial footprint in Frankfurt. Maintaining the right conditions for investment and innovation will be essential to Europe’s future competitiveness,” said Belén Garijo, Chief Executive Officer, Sanofi.

Investing in the next generation of insulin manufacturing

The new facility will be built on a 36,000-square-meter footprint at the Sanofi BioCampus in Frankfurt, equivalent to approximately five football fields. Designed to meet the highest standards of quality and automation, it will leverage advanced digital technologies and artificial intelligence across manufacturing and quality processes.

Full production of insulin active pharmaceutical ingredient is planned for 2032, once the facility is fully licensed. Building on more than a century of manufacturing expertise in Frankfurt, the facility will combine advanced manufacturing technologies, automation and digital capabilities. Once operational, it will be among the largest and most advanced insulin manufacturing facilities in Europe and an important part of Sanofi’s global insulin supply network.

The Frankfurt BioCampus covers the entire insulin manufacturing value chain, from active pharmaceutical ingredient production to filling, device assembly, and packaging, with around 4,000 employees dedicated to insulin and approximately 20 insulin products supplied from the site.

A long-term commitment to people living with diabetes

More than 500 million people worldwide live with diabetes, and millions rely on insulin every day. With the number of people living with diabetes expected to rise to more than 800 million by 2050, and as the global insulin supply landscape evolves, reliable long-term insulin supply will remain essential.

Sanofi currently supplies insulin to approximately 15 million people in more than 100 countries each year. The new Frankfurt facility reflects Sanofi’s long-term commitment to people who rely on insulin every day and will help ensure its global manufacturing network is equipped to serve patients for decades to come.

Sanofi announced its plans for the new Frankfurt facility in August 2024. In September 2026, the European Commission approved public support from the German Federal Government, the State of Hesse and the City of Frankfurt under the European Union’s state aid framework.

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Rendering of the new insulin manufacturing facility at Sanofi BioCampus Frankfurt.

About Sanofi

Sanofi is an R&D driven, AI-powered biopharma company committed to improving people’s lives and delivering compelling growth. We apply our deep understanding of the immune system to invent medicines and vaccines that treat and protect millions of people around the world, with an innovative pipeline that could benefit millions more. Our team is guided by one purpose: we chase the miracles of science to improve people’s lives; this inspires us to drive progress and deliver positive impact for our people and the communities we serve, by addressing the most urgent healthcare, environmental, and societal challenges of our time. Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY.

Sanofi Global Media Relations

Sandrine Guendoul | +33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Léo Le Bourhis | +33 6 75 06 43 81 | leo.lebourhis@sanofi.com

Victor Rouault | +1 617 356 4751 | victor.rouault@sanofi.com

Timothy Gilbert | +1 516 521 2929 | timothy.gilbert@sanofi.com

Léa Ubaldi | +33 6 30 19 66 46 | lea.ubaldi@sanofi.com

Laura Romby | +33 6 74 16 74 29 | laura.romby@sanofi.com

Ekaterina Pesheva | +1 410 926 6780 | ekaterina.pesheva@sanofi.com

Sanofi Germany Media Relations

Stefan Dietrich | +49 69 305 30165 | presse@sanofi.com

Miriam Liebelt-Henn | +49 69 305 5085 | presse@sanofi.com

Ralph Hug | +49 69 305 15907 | presse@sanofi.com

Sanofi Investor Relations

Thomas Kudsk Larsen | +44 7545 513 693 | thomas.larsen@sanofi.com

Alizé Kaisserian | +33 6 47 04 12 11 | alize.kaisserian@sanofi.com

Keita Browne | +1 781 249 1766 | keita.browne@sanofi.com

Nathalie Pham | +33 7 85 93 30 17 | nathalie.pham@sanofi.com

Nina Goworek | +1 908 569 7086 | nina.goworek@sanofi.com

Thibaud Châtelet | +33 6 80 80 89 90 | thibaud.chatelet@sanofi.com

Yun Li | +33 6 84 00 90 72 | yun.li3@sanofi.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995, as amended.

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